UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934
Canada Southern Petroleum Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Alberta, Canada	Not Applicable

(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
Suite 250, 706 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which
To be So Registered	Each Class Is To Be Registered
None	N/A
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. ☑
Securities Act registration statement file number to which this form relates:___ (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Common Share Purchase Rights

Item 1. Description of Securities to be Registered.
     On May 24, 2006, the Board of Directors (the “Board”) of Canada Southern Petroleum Ltd. (the “Company”) adopted a limited duration shareholder rights plan, pursuant to a shareholder rights plan agreement (the “Rights Plan” or the “Agreement”) dated May 24, 2006 entered into by the Company and American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”).
     Under the Rights Plan, the Board authorized the issuance of one right (a “Right”) in respect of each outstanding common share of the Company (the “Common Shares”) at the close of business on May 24, 2006. In addition, the Board also authorized the issue of one Right for each Common Share issued after such date and prior to the Separation Time (as defined below).
     The purpose of the Rights Plan is to provide shareholders of the Company with enough time to assess the merits of any unsolicited take-over bid made for the Company, including the offer dated May 15, 2006 made by Petro-Canada and its wholly-owned subsidiary Nosara Holdings Ltd. (the “Offeror”) to purchase all of the Company’s outstanding Common Shares at a price of U.S.$7.50 per Common Share (the “Petro-Canada Offer”). It is also intended to give the Board sufficient time to consider the Petro Canada Offer, explore other options in attempting to ensure that the Company’s shareholders obtain full and fair value for their Common Shares and permit other bids or proposed transactions that may provide greater shareholder value to come forward.
     The Board believes that the Rights Plan is an important instrument to allow it sufficient time to pursue value enhancing alternatives for shareholders. The Board intends to use the Rights Plan only to advance shareholder interests and is working to evaluate a range of strategic alternatives that may enhance shareholder value.
     Under Canadian law, the Board will be permitted to utilize the Rights Plan to allow additional time to negotiate with third parties who are considering making competing bids, but the Rights Plan cannot be utilized to deny shareholders the opportunity to tender into any tender offer, including the Petro-Canada Offer.
     The Petro-Canada Offer does not constitute a “Permitted Bid” as defined in the Rights Plan. As a result, it is possible that the Petro-Canada Offer will trigger the Rights Plan which would cause significant dilution to the Offeror by permitting Shareholders other than the Offeror (and its affiliates, including Petro-Canada) to purchase additional Common Shares at an attractive price.
     The adoption of the Rights Plan is subject to the approval of the Toronto Stock Exchange. A copy of the Rights Plan is filed herewith as Exhibit 3, which is hereby incorporated by reference. A summary description of the material terms and conditions of the Right Plan is as follows:

     Terms of the Rights
     Each Right entitles the holder thereof (other than an Acquiring Person, as defined below, or a subsidiary of the Company) to purchase one Common Share of the Company on the basis set out under “Exercise of the Rights” below. Each Right has a fixed exercise price of $30.00 (the “Exercise Price”), subject to adjustment from time to time as set forth in the Rights Plan. The Rights shall expire on the earlier of (i) 180 days from the effective date of the Rights Plan; and (ii) the date such rights are redeemed or otherwise terminated by the Board.
     Exercise of the Rights
     Rights are not exercisable prior to the occurrence of the “Separation Time” (as defined below). After the Separation Time, but prior to the occurrence of a “Flip-in Event” (as defined below), each Right may be exercised to purchase one Common Share at the Exercise Price. Upon the occurrence of a Flip-in Event, each Right (other than any Right which becomes null and void as a result of such Flip-in Event) may be exercised to purchase that number of Common Shares which have a market value equal to two times the Exercise Price. In effect, each Right entitles the holder to acquire additional Common Shares at 50% of the prevailing market price, except that any Rights held by an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or with any Associate or Affiliate of an Acquiring Person, shall become null and void without any further action.
     Rights Certificates and Transferability
     Prior to the Separation Time, the Rights will be evidenced by common share certificates and will not be transferable apart from the Common Shares. From and after the Separation Time, the Rights will be evidenced by a separate Rights Certificate and will be transferable apart from the Common Shares of the Company.
     Separation Time
     The Separation Time occurs on the tenth business day after the first to occur of (i) the date of the commencement of, or first public announcement of an intention to commence a “Take-over Bid” (as defined in the Rights Plan), other than a “Permitted Bid” (as defined below); (ii) the acquisition by any person of 20% or more of the Common Shares ( the “Stock Acquisition Date”); and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid or such later date as may be determined by the Board. From and after the Separation Time, the Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights.
     With respect to the Petro Canada Offer, the Separation Time has been deferred until the Stock Acquisition Date or such earlier date as determined by the Board.

     Acquiring Person; Flip-In Event
     A Flip-in Event occurs when a person becomes an “Acquiring Person”. Under the Rights Plan, a person (other that the Company or a subsidiary thereof or a “Grandfathered Person” as defined in the Rights Plan) becomes an “Acquiring Person” when such person becomes the “Beneficial Owner” (as defined in the Rights Plan) of at least 20% or more of the outstanding Common Shares, unless the acquisition of such Beneficial Ownership is the result of a Common Share Reduction; a Pro Rata Acquisition; a Permitted Bid Acquisition; an Exempt Acquisition; or a Convertible Security Acquisition, as each such term is defined in the Rights Plan.
     Permitted Bids
     A Permitted Bid is a Take-over Bid made by means of a take-over bid circular and that also complies with the following provisions:
     (a) it is made to all holders of Common Shares, other than an “Offeror” (as defined in the Rights Plan); and
     (b) take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:
     (i) no Common Shares shall be taken up or paid for (A) prior to the close of business on a date that is not less than 60 days following the offer date, and (B) then only if, at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders (as defined in the Rights Plan) have been deposited or tendered and not withdrawn;
     (ii) Common Shares may be deposited at any time prior to the close of business on the date Common Shares are first taken up or paid for;
     (iii) any Common Shares deposited may be withdrawn until taken up and paid for; and
     (iv) in the event that the requirement set forth in clause (b)(i)(B) of this definition is satisfied, the offeror will make a public announcement of that fact and the bid will remain open for deposits and tenders of Common Shares for not less than 10 business days from the date of such public announcement.
     The Rights Plan also contemplates that other persons may make a “Competing Permitted Bid” (as defined in the Rights Plan) after a Permitted Bid. Either a Permitted Bid or a Competing Permitted Bid may result in an acquisition of common shares permitted under the Rights Plan without triggering a Flip-In Event (in either case, a “Permitted Bid Acquisition”).
     Redemption of Rights
     The Rights may be redeemed by the Board at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.00001 per Right. The Board will be deemed to have elected to redeem the Rights on any date that Common Shares are taken up and paid for pursuant to the terms of a Permitted Bid or a Take-over Bid for which the Board has waived the application of the Flip-In provisions.
     Waivers; Amendments
     The Flip-In provisions of the Rights Plan may be waived in respect of any Flip-in Event at the option of the Board at any time prior to the occurrence of the relevant event to allow a Take-over Bid to be made. The Board may amend the Rights Plan in their sole and absolute discretion.

Item 2. Exhibits
1	Articles of Continuance of the Company, dated as of March 2, 2005, incorporated by reference from Exhibit 99.9 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2004.

2	Bylaws of the Company, dated as of March 2, 2005, incorporated by reference from Exhibit 99.10 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2004.

3	Shareholder Rights Plan Agreement, dated as of May 24, 2006 between the Company and American Stock Transfer & Trust Company, filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W. A. McDonald
	Name:	John W. A. McDonald
	Title:	President and Chief Executive Officer

Dated: May 24, 2006

EXHIBIT INDEX

Exhibit No.	Description

1	Articles of Continuance of the Company, dated as of March 2, 2005, incorporated by reference from Exhibit 99.9 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2004.

2	Bylaws of the Company, dated as of March 2, 2005, incorporated by reference from Exhibit 99.10 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2004.

3	Shareholder Rights Plan Agreement, dated as of May 24, 2006 between the Company and American Stock Transfer & Trust Company, filed herewith.